AB
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13030590

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21897

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ABEL/NOSER CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE BATTERY PARK PLAZA 6th FLOOR
(No. and Street)

NEW YORK CITY (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LAURIE R. BEN-AMO 646-432-4012
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MBAF CPA's LLC
(Name – *if individual, state last, first, middle name*)

440 PARK AVENUE SOUTH (Address) 5th FLOOR NEW YORK (City) NY (State) 10016 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 07 2013
02 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LAURIE BEN-AMO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ABEL/NOSER CORP., as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public



MARSHA A TRACER
Notary Public - State of New York
Qualified in Kings County
My Commission Expires 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Abel/ Noser Corp.
One Battery Park Plaza, 6th Floor, New York, NY 10004-1405
phone: 646.432.4000 / 800.322.2610 / fax: 212.363.7571
website: www.abelnoser.com
Member FINRA, NYSE and SIPC

SEA Rule 17a-5 Oath and Affirmation

This is to affirm that to the best of my knowledge and belief, that the financial statements and schedules are true and correct and neither the broker nor the dealer, nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Additionally, we hereby attest that the financial statements and operating reports as of our audit date of December 31, 2012 will be made available to all members and allied members of Abel/Noser Corp.

[signature] 2/27/13

Name: William P. Conlin Date

Title: President

NOTARY – ATTACHED

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

CIVIL CODE § 1189

State of California
County of Los Angeles

On Feb 27, 2013 (Date) before me, Dennis Lee, Notary Public (Here Insert Name and Title of the Officer),

personally appeared William Conlin (Name(s) of Signer(s)),

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.


DENNIS LEE
Commission # 1995060
Notary Public - California
Los Angeles County
My Comm. Expires Oct 22, 2016

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature: [signature] (Signature of Notary Public)

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: SEA Rule 17a-5 Oath & Affirmation

Document Date: 2/27/13 Number of Pages: ____

Signer(s) Other Than Named Above: ____

Capacity(ies) Claimed by Signer(s)

Signer's Name: ____
- ☐ Corporate Officer — Title(s): ____
- ☐ Individual
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ____

Signer Is Representing: ____

RIGHT THUMBPRINT OF SIGNER
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Signer's Name: ____
- ☐ Corporate Officer — Title(s): ____
- ☐ Individual
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ____

Signer Is Representing: ____

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ABEL/NOSER CORP.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2012


MBAF
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

ABEL/NOSER CORP.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2012

ABEL/NOSER CORP.

Financial Statements
Table of Contents



CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Abel/Noser Corp.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Abel/Noser Corp. (the "Company") as of December 31, 2012, and the related statements of operations, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Abel/Noser Corp., Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II have been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II are fairly stated in all material respects in relation to the financial statements as a whole.

MBAF CPAs, LLC

New York, NY
February 27, 2013

ABEL/NOSER CORP.
Statement of Financial Condition
December 31, 2012

ASSETS

Cash	$	7,043,012
Cash and securities segregated under federal and other regulations		2,220,115
Receivable from clearing brokers		172,101
Receivables - other, net		522,160
Property and improvements, net		856,476
Prepaid expenses and other assets		338,731
Interest receivable on notes receivable - stock		270,143
	$	11,422,738

LIABILITIES AND STOCKHOLDERS' EQUITY

Payable to customers	$	1,519,305
Accounts payable, accrued expenses, and other liabilities		1,322,095
		2,841,400
Commitments and contingent liabilities		
Subordinated borrowings		6,000,000
Stockholders' equity		
Capital stock - Class A		1,875
Capital stock - Class B		268
Paid-in capital		2,251,113
Retained earnings		2,520,834
		4,774,090
Notes receivable - stock		(2,192,752)
Total stockholders' equity		2,581,338
	$	11,422,738

The accompanying notes are an integral part of these financial statements

ABEL/NOSER CORP.
Statement of Operations
For the Year Ended December 31, 2012

Revenues	
Net commissions	$ 11,540,551
Transaction measurement analyses fees	4,920,409
Interest and dividends	165,566
Other	177,729
	16,804,255
Expenses	
Employee compensation and benefits	8,262,115
Floor brokerage, exchange and clearance fees	1,061,995
Communications and data processing	205,283
Information services	5,529,122
Occupancy costs	1,335,632
Other operating expenses	1,282,753
Interest expense	255,000
	17,931,900
Loss before provision for income taxes	(1,127,645)
Provision for income taxes	6,530
Net loss	$ (1,134,175)

The accompanying notes are an integral part of these financial statements

ABEL/NOSER CORP.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2012

	Capital Stock - Class A	Capital Stock - Class B	Paid-in Capital	Retained Earnings	Notes Receivable - Stock	Total
Balances, at January 1, 2012	$ 1,875	$ 268	$ 2,251,113	$ 3,655,009	$ (2,192,752)	$ 3,715,513
Net loss	-	-	-	(1,134,175)	-	(1,134,175)
Balances, at December 31, 2012	$ 1,875	$ 268	$ 2,251,113	2,520,834	$ (2,192,752)	$ 2,581,338

The accompanying notes are an integral part of these financial statements

ABEL/NOSER CORP.
Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2012

Subordinated borrowings, January 1, 2012	$ 6,000,000
Activity - 2012	-
Subordinated borrowings, December 31, 2012	$ 6,000,000

The accompanying notes are an integral part of these financial statements

ABEL/NOSER CORP.
Statement of Cash Flows
For the Year Ended December 31, 2012

OPERATING ACTIVITIES	
Net loss	$ (1,134,175)
Adjustments to reconcile net loss to cash used in operating activities:	
Depreciation and amortization	608,111
Deferred rent	(70,417)
(Increase) decrease in operating assets:	
Cash and securities segregated under federal and other regulations	(72,374)
Receivable from clearing brokers	(32,580)
Receivables - other, net	(192,993)
Prepaid expenses and other assets	323,473
Decrease in operating liabilities:	
Payable to customers	(416,088)
Accounts payable, accrued expenses, and other liabilities	(91,783)
Net cash used in operations	(1,078,826)
INVESTING ACTIVITIES	
Acquisitions of property and improvements	(73,723)
Net cash used in investing activities	(73,723)
FINANCING ACTIVITIES	
Interest receivable on notes receivable - stock	(93,192)
Cash used in financing activities	(93,192)
Decrease in cash	(1,245,741)
Cash - beginning of year	8,288,753
Cash - end of year	$ 7,043,012
SUPPLEMENTAL INFORMATION	
Cash paid during the year for income taxes	$ 6,530
Cash paid during the year for interest	$ 255,000

The accompanying notes are an integral part of these financial statements

ABEL/NOSER CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

1 - Organization and description of business

Abel/Noser Corp. (the "Company") is a New York corporation which commenced operations in October 1975. Stanley S. Abel and Eugene A. Noser, Jr., own equally all of the Company's outstanding Class A (voting) shares. Certain employees and associates own Class B (non-voting) shares.

The Company is an institutional discount brokerage firm that specializes in transaction cost analysis and securities trading services, primarily for institutional clients including investment managers and plan sponsors. The Company is a registered investment adviser and is registered with the Securities and Exchange Commission, a member of the New York Stock Exchange and other regional exchanges, as well as The Financial Industry Regulatory Authority (FINRA) and Securities Investors Protection Corporation (SIPC).

2 - Significant accounting policies

Cash

Cash consists of demand deposits in commercial banks.

Financial instruments

The Company values its financial instruments in accordance with accounting standards for fair value measurements. These standards define fair value and establish a fair value hierarchy for inputs used in measuring fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal market for the asset or liability.

The fair value hierarchy prioritizes the inputs into three levels as follows:
Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.
Level 2 inputs are quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
Level 3 are unobservable inputs and rely on management's own assumptions about the assumptions market participants would use in pricing the asset or liability.

At December 31, 2012, the Company's financial instruments consist of a United States Treasury note (see note 3). The Company uses the Level 1 fair value hierarchy in the valuation of the United States Treasury note and deems this investment a trading security.

2 - Significant accounting policies (continued)

Government and other regulation

The Company is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Net commissions

Commissions and related clearing expenses are recorded on a trade date basis.

Transaction measurement analyses fees

Fee income is recorded when the services are rendered.

Receivables-other

Receivables are recorded net of allowances for doubtful accounts. The allowance is estimated from historical performance and projection of trends. No interest is charged on past due balances and balances greater than 90 days past due are reviewed by management. Receivables are charged to expense when they are determined to be uncollectible.

Property and improvements

Furniture and equipment, and telecommunications equipment, are depreciated over seven years, computer hardware is depreciated over five years and software is depreciated over three years; these categories of assets are depreciated using the straight-line method. Leasehold improvements are amortized on a straight-line basis over the lesser of the economic life of the improvement or the remaining life of the lease. The Company periodically reviews long-lived assets and has determined that no impairments exist.

Income taxes

The Company and its shareholders have elected for the Company to be treated as a Subchapter S Corporation and accordingly it is not subject to federal corporate income taxes. However, the Company is subject to certain New York State Franchise and New York City General Corporation taxes.

2 - Significant accounting policies (continued)

Income taxes (continued)
State and city income taxes are accounted for by the asset/liability approach in accordance with accounting standards. Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from the differences between the financial reporting and tax bases of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes represents the total income taxes payable for the current year, plus the change in deferred taxes during the year. Valuation allowances are established, when necessary, to reduce the deferred tax assets to the amount expected to be realized.

The current and deferred tax provisions in the financial statements include consideration of uncertain tax positions in accordance with accounting standards. The standard prescribes a minimum recognition threshold and measurement methodology that a tax position taken or expected to be taken in a tax return is required to meet before being recognized in the financial statements. It also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. When applicable, the Company classifies interest on underpayments of income tax as "Interest expense" and classifies penalties in connection with underpayments of tax as "Other operating expenses." For the year ending December 31, 2012, the Company did not have any unrecognized tax benefits as a result of tax positions taken during a prior period or during the current period.

The U.S. Federal jurisdiction, New York State and New York City are the major tax jurisdictions where the Company files income tax returns. The Company is subject to regular audit by tax authorities. The Company believes that it has appropriate support for the positions taken in its tax returns. Nonetheless, the amounts ultimately paid, if any, upon resolution of issues raised by the taxing authorities may differ materially from the amounts accrued for each year. Management believes its tax status would be upheld upon examination.

The Company is no longer subject to tax examination by the taxing authorities for years prior to 2009. The Company's 2010 U.S. Federal Income Tax Return was selected by the Internal Revenue Service for audit. As of the report date, this audit has not been finalized, but the Company believes the return will be accepted as originally filed.

Subsequent events
Management has reviewed events through February 27, 2013 which is the date the financial statements were available to be issued.

2 - Significant accounting policies (continued)

Deferred rent

Rent expense is recognized using the straight-line method of the entire lease cost over the term of the lease. The unamortized difference between rent expense incurred and the rent expense paid attributable to rent holidays and scheduled rent increases is reported as a deferred rent obligation within Accounts payable, accrued expenses, and other liabilities in the Statement of Financial Condition. The current period amortization of the deferred rent is $70,417 and is included in the Occupancy costs line of the Statement of Operations.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual amounts could differ from those estimates.

Clearing arrangements

The Company has an arrangement with a clearing broker to provide clearing services on behalf of its customers on a fully disclosed basis. All customer records are maintained by the clearing broker. At December 31, 2012, the receivable from the broker was $172,101.

3 - Cash and securities segregated under federal and other regulations

Securities and Exchange Commission Rule 15c3-3 requires the Company to maintain on deposit, in a segregated account, the excess of certain customer related credits over the customer related debits. At December 31, 2012 the Company had cash of $118,341 and a United States Treasury Note with a fair market value of $2,101,774 segregated in a special reserve account.

At December 31, 2012, the customer credit balances reserved for were as follows:

Refund clients	$165,598
Pension clients	158,709
Total	$324,307

These balances are recorded within Payable to customers of $1,519,305 in the accompanying Statement of Financial Condition as of December 31, 2012.

4 - Receivables – other, net

This is comprised of the following at December 31, 2012:

Transaction cost analysis fees, net of allowance for doubtful accounts of $25,000	$384,315
Related party receivable (Note 15)	20,000
Advances to customers	116,602
Employee and sundry receivables	1,243
Total	$522,160

5 - Property and improvements, net

This is comprised of the following at December 31, 2012:

Furniture and fixtures	$ 543,857
Computer equipment and software	3,929,475
Telecommunications equipment	426,392
Leasehold improvements	1,388,147
	6,287,871
Less - accumulated depreciation and amortization	5,431,395
Net	$ 856,476

Depreciation and amortization expense in 2012 was $608,111 and is included in Occupancy costs in the Statement of Operations.

6 - Prepaid expenses and other assets

This is comprised of the following at December 31, 2012:

Security deposits	$ 85,553
Prepaid expenses	253,178
Total	$338,731

7 –Payable to customers

This balance represents customer related credits arising from commission recapture and soft dollar programs totaling $1,519,305 at December 31, 2012.

8 - Accounts payable, accrued expenses, and other liabilities

This is comprised of the following at December 31, 2012:

Trade payables	$ 380,684
Deferred rent	162,569
Accrued salaries, commissions and bonuses	216,913
Exchange	425,029
Other accrued expenses	136,900
Total	$1,322,095

9 – Subordinated borrowings

In 2009, upon the approval from FINRA, the Company distributed $6,000,000 to the Class A shareholders who loaned the money back to the Corporation. The notes are subordinated to the claims of general creditors of the Company. The notes are interest bearing at a rate of 4.25% per annum, payable quarterly, and are due March 27, 2013, with an automatic extension for an additional year. The Company may prepay all or part of the notes with the approval of the New York Stock Exchange. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. During the year, the Company paid interest of $255,000 on these subordinated borrowings.

10 - Capital stock and stockholders' equity

Class A - There are 20,000 shares of Class A (voting) $.10 par value common stock $.10 par value authorized; 18,750 shares are issued and outstanding.

Class B - There are 20,000 shares of Class B (non-voting) $.10 par value common stock authorized; 2,680 shares are issued and outstanding.

10 - Capital stock and stockholders' equity (continued)

In 2009 and 2011, the Company sold Class B shares of stock to certain employees and associates. In payment for the shares the Class B shareholders delivered promissory notes to the Company for the full purchase price of the shares. All notes carry an interest rate of 4.25% per annum. The notes require the makers to pay from the Company's dividends distributed to them the accrued interest plus a principal payment consisting of 60% of the remaining dividend after the payment of interest.

At December 31, 2012 the following balances are due to the Company:

Maturity date of notes	July 1, 2021	June 23, 2019	Total
Notes receivable	$ 965,793	$1,226,959	$2,192,752
Interest receivable	61,852	208,291	270,143
Total	$1,027,645	$1,435,250	$2,462,895

At December 31, 2012 the Company had not received any payments on these notes.

The Class A shareholders have approved an additional sale of Class B shares to be effected in 2013 to the same employees and associates under the same terms and conditions. 3,570 Class B shares are to be sold at a price of $496.81 per share for a total of $1,773,607.

11 - Net capital requirements

Securities and Exchange Commission Rule 15c3-1 requires the Company to maintain a minimum net capital as adjusted for certain non-allowable assets and discounts. The rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2012, the Company had net capital and allowed subordinated liabilities, as adjusted, of $6,509,357, which was $6,259,357 in excess of the required $250,000. The Company's net capital ratio was .44 to 1.

12 - Commitments and contingencies

In January 2004, the Company entered into a ten year non-cancelable lease effective February 11, 2004 for new office space. Rent payments commenced in February 2005. The lease requires the following minimum annual payments:

2013	$ 516,000
2014	516,000
2015	96,000
Total	$1,128,000

The lease is subject to periodic escalation charges. The Company has an option to extend the lease for an additional five year term. Rent expense in 2012 was $467,567 and is included in the Occupancy costs line of the Statement of Operations.

13 - Retirement savings plan

All employees of the Company are eligible to participate in the Abel/Noser Corp. Voluntary Retirement Savings Plan, which is a 401(k) pretax salary reduction plan with no matching contributions by the employer.

14 - Concentration of credit risk

The Company maintains various bank and money market accounts that at times may exceed the maximum FDIC limit. The Company has not experienced any losses on such accounts and believes it is not exposed to any significant credit risk with respect to such balances.

Net Commissions generated by one of the Company's customers were approximately $1,820,000 or 11% of the net commission and transaction measurement analyses fees.

15 - Related party transactions

The Company purchases transaction cost analysis services from Abel Noser Solutions, Inc. ("Solutions"), an entity which is owned by the same shareholders as the Company. In 2012, the purchases from Solutions totaled $3,328,000 and are included in the Information services line of the Statement of Operations. Included in Accounts payable, accrued expenses, and other liabilities in the Statement of Financial Condition is $115,400, relating to information services provided in December 2012.

15 - Related party transactions (continued)

The Company provides separate office space and certain office services to Solutions and in 2012 received $168,000, which is included in the Other income line of the Statement of Operations. There was a balance due from Solutions at December 31, 2012 of $20,000, which is included in Receivables – other, net in the Statement of Financial Condition.

All related party balances were paid in full in January 2013. Solutions' finances are totally independent of the Company. Solutions is not dependent on the Company for any purpose. The shareholders of Solutions will enjoy the benefits or suffer the losses from Solutions and are financially secure to fund any potential operating deficit without the Company's assistance. As there is no financial support, nor is there any financial interest, Solutions does not require consolidation into the Company.

16 – Income taxes

For the year ended December 31, 2012, income tax expense amounting to $6,530 consisted of New York State Franchise and New York City General Corporation income taxes.

At December 31, 2012, the Company has New York City net operating loss carryforwards of approximately $1,160,000. The carryforwards, which begin to expire in 2030, create a deferred tax asset of approximately $98,000. Since it is uncertain whether the benefit of the net operating loss will be utilized, a valuation allowance has been established for the full amount of the deferred tax asset related to this net operating loss. The utilization of the net operating loss in 2012 resulted in an increase of $46,000 in the deferred tax asset and the corresponding valuation allowance. The amount of the valuation allowance could be reduced in the near term if estimates of future benefits and taxable income, based upon subsequent available evidence, can be deemed to be realized over the long term in order to realize the underlying asset.

17 – Fair Value Measurements

Financial instruments subject to fair value measurements on a recurring basis at December 31, 2012 are as follows:

	Fair Market Value			
	Level 1	Level 2	Level 3	Total
U.S. Treasury Note	$2,101,774	-	-	$2,101,774

The Company's United States Treasury note is recorded at its fair value using quoted prices from the clearing broker, based upon publicly available exchange-based price quotations.

18 - Off Balance - Sheet Credit Risk

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a delivery versus payment, cash or margin basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customers' or brokers' inability to meet the terms of their contracts. In the event the customers or brokers fail to satisfy their obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the obligations.

The Company's exposure to credit risk can be directly impacted by volatile securities markets which may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures. The Company has historically maintained credit policies which are more stringent than regulatory guidelines.

Certain activities of the Company involve the execution and clearance of customer securities transactions through clearing brokers. These activities may expose the Company to risk in the event a customer is unable to fulfill its contractual obligations, since, pursuant to the clearing agreement, the Company has agreed to indemnify its clearing broker, without limit, for losses sustained by the clearing broker from the clients introduced by the Company. However, the transactions are collateralized by the underlying securities, thereby reducing the risk to changes in the market value of the securities through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified at December 31, 2012.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934


MBAF

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT ON INTERNAL CONTROL REQUIRED BY CFTC REGULATION 1.16 AND SEC RULE 17a-5(g)(1)

To the Board of Directors of
Abel/Noser Corp.

In planning and performing our audit of the financial statements of Abel/Noser Corp. (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

An Independent Member of Baker Tilly International

MBAF CPAs
NEW YORK 440 Park Avenue South, 3rd Floor, New York NY 10016 | **T** 212 576 1400 **F** 212 576 1414 | www.mbafcpa.com
VALHALLA 400 Columbus Avenue, Suite 200E, Valhalla NY 10595 | **T** 914 741 0800 **F** 914 741 1034 | www.mbafcpa.com

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such

practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17
2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations
3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2012 to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker - dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

MBAF CPAs, LLC

New York, NY
February 27, 2013


MBAF
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Officers and Stockholders
Abel/Noser Corp.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by Abel/Noser Corp. (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Abel/Noser Corp.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

An Independent Member of Baker Tilly International

MBAF CPAs
NEW YORK 440 Park Avenue South, 3rd Floor, New York NY 10016 | T 212 576 1400 F 212 576 1414 | www.mbafcpa.com
VALHALLA 400 Columbus Avenue, Suite 200E, Valhalla NY 10595 | T 914 741 0800 F 914 741 1034 | www.mbafcpa.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

MBAF CPAs, LLC

New York, NY
February 27, 2013

ABEL/NOSER CORP.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2012

NET CAPITAL		
Total stockholders' equity		$ 2,581,338
Add: Liabilities subordinated to general creditors		6,000,000
Total capital and allowable subordinated liabilities		8,581,338
Deductions and/or charges: Non-allowable assets		
Property and improvements, net	$ 856,476	
Receivables - other, net	522,160	
Prepaid expenses and other assets	338,731	
Interest receivable on notes receivable - stock	270,143	
Other	400	1,987,910
Net capital before haircuts on securities positions		6,593,428
Haircuts on securities positions		84,071
Net capital		$ 6,509,357
AGGREGATE INDEBTEDNESS		
Payable to customers		$ 1,519,305
Accounts payable, accrued expenses, and other liabilities		1,322,095
Total aggregate indebtedness		$ 2,841,400
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required, at 6 2/3% of aggregate indebtedness		$ 189,427
Minimum net capital requirement for Broker/Dealers under the S.E.C. Uniform Net Capital Rule		$ 250,000
Greater of the two minimum requirement amounts above		$ 250,000
Net capital		$ 6,509,357
Excess Net Capital		$ 6,259,357
Ratio: Aggregate indebtedness to net capital		.44 to 1

No material differences exist between the above computation of net capital and the computation included in the Company's unaudited Focus Report, Form X-17-A-5, Part II filing.

ABEL/NOSER CORP.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of The Securities And Exchange Commission
As of December 31, 2012

CREDIT BALANCES	
Customer credits payable to refund and pension clients - December 31, 2012	$ 324,307
Total credit items	324,307
DEBIT BALANCES	None
Excess of total credits over total debits	$ 324,307
RESERVE COMPUTATION	
Required reserve balance	$ 324,307
Amount held on deposit in Special Reserve accounts at December 31, 2012	2,220,115
Excess of reserve accounts over required reserve	$ 1,895,808

The Company computes its reserve requirements weekly and covers its deposit requirements by no later than one hour after the opening of banking business on the second business day following the determination.

No material differences exist between the above computation and the computation included in the Company's unaudited Focus Report, Form X-17A-5, Part II filing.